As confidentially submitted with the Securities and Exchange Commission on May 12, 2025. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

EVE HOLDING, INC.

(Exact name of registrant as specified in its charter)

Delaware	85-2549808
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1400 General Aviation Drive

Melbourne, Florida 32935

(321) 751-5050

(Address, Including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Eduardo Couto

Chief Financial Officer

Eve Holding, Inc.

1400 General Aviation Drive

Melbourne, Florida 32935

(321) 751-5050

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Thomas W. Greenberg Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3000	Simone Galvao De Oliveira General Counsel & Chief Compliance Officer Eve Holding, Inc. 1400 General Aviation Drive Melbourne, Florida 32935 (321) 751-5050

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement on Form S-3 registers (i) the offer and issuance by us from time to time of up to $300,000,000 aggregate offering price of our common stock (including in the form of Brazilian Depositary Receipts (“BDRs”) or as a result of the conversion of debt securities into shares of common stock) and debt securities, (ii) the offer and issuance by us from time to time of up to 75,000,000 BDRs against deposits of shares of our common stock with the BDR Depositary (as defined herein), (iii) the offer and issuance by us of up to 1,500,000 shares of our common stock underlying warrants, and (iv) the future resale of up to 9,000,000 shares of our common stock by the selling securityholder named in this prospectus.

The information in this prospectus is not complete and may be changed. We and the selling securityholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 12, 2025

PROSPECTUS

$300,000,000 Shares of Common Stock, including in the Form of Brazilian Depositary Receipts (“BDRs”), or as a result of the conversion of Debt Securities into Shares of Common Stock, and Debt Securities by Eve Holding, Inc.

75,000,000 BDRs Issuable upon Deposits of Shares of Common Stock for BDRs
1,500,000 Shares of Common Stock Underlying Warrants

by Eve Holding, Inc.

9,000,000 Shares of Common Stock

by the Selling Securityholder

Eve Holding, Inc. (formerly known as Zanite Acquisition Corp., a Delaware corporation (“Zanite”), prior to a business combination by and among EVE UAM, LLC, a Delaware limited liability company and one of our wholly owned subsidiaries (“EVE UAM”), Embraer S.A., a Brazilian corporation (“Embraer”), Embraer Aircraft Holding, Inc., a Delaware corporation and a wholly owned subsidiary of Embraer (“EAH”), and Zanite, which closed on May 9, 2022 (the “Business Combination”)), may (i) issue and offer, for an aggregate offering price of up to $300,000,000 and from time to time (A) common stock, including in the form of BDRs or as a result of the conversion of debt securities into shares of common stock, and (B) debt securities, which may be senior or subordinated and convertible or non-convertible, and (ii) issue from time to time up to 75,000,000 BDRs against deposits of shares of common stock by our stockholders with the depositary for the BDR program. Each BDR will represent one share of common stock.

In addition, this prospectus relates to the issue and offer by us of up to 1,500,000 shares of our common stock that may be issued at a price of $0.01 per share upon exercise of a warrant (the “EAH Warrant”) that was issued to EAH pursuant to the warrant agreement, dated as of June 28, 2024, between the Company and EAH (the “EAH Warrant Agreement”).

This prospectus also relates to the offer and sale from time to time by the selling securityholder identified in this prospectus of up to 9,000,000 shares of our common stock, comprising (i) 7,500,000 shares of common stock issued to EAH in a private placement consummated on September 4, 2024 for a purchase price per share of $4.00 and an aggregate purchase price of $30,000,000, and (ii) up to 1,500,000 shares of common stock that may be issued upon exercise of the EAH Warrant.

This prospectus also covers any additional securities that may become issuable by reason of stock splits, stock dividends or recapitalizations. We will not receive any of the proceeds from sales by the selling securityholder of the shares of our common stock offered hereby.

The selling securityholder will bear all commissions and discounts, if any, attributable to sales of the shares of our common stock. We have agreed to pay certain expenses in connection with the registration of the shares of our common stock.

This prospectus provides you with a general description of the securities and the general manner in which we and the selling securityholder may offer or sell the applicable securities. If required, more specific terms of the securities will be provided in an accompanying prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. For general information about the distribution of securities offered by us and the selling securityholder, see “Plan of Distribution for Securities Offered by Us” and “Plan of Distribution for Securities Offered by Selling Securityholder,” respectively. The accompanying prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any accompanying prospectus supplement before you invest.

Our common stock trades on the New York Stock Exchange (the “NYSE”) under the symbol “EVEX.” On         , 2025, the last reported sale price of our common stock as reported on the NYSE was $      per share. We have obtained approval of the BDR Level I program sponsored by us concerning the BDRs (the “BDR Program”) with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or the “CVM”) and have been approved to list and trade our BDRs on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão, or the “B3”), under the symbol “EVEB.”

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and as such, may elect to be subject to reduced public company reporting requirements for this prospectus and for future filings. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 2 of this prospectus and any similar section included in any accompanying prospectus supplement and in the documents incorporated by reference in this prospectus. You should carefully consider these factors before making your investment decision.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                       , 2025

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ABOUT THIS PROSPECTUS

General

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may offer and sell from time to time (a) common stock, including in the form of BDRs or as a result of the conversion of debt securities into shares of common stock, and (b) debt securities in one or more offerings for an aggregate offering price of up to $300,000,000. From time to time up to 75,000,000 BDRs may be issued against deposits of shares of common stock by our stockholders with the BDR Depositary. This prospectus only provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read both this prospectus, any accompanying prospectus supplement and any free writing prospectus prepared by or on behalf of us, together with the additional information described under the heading “Where You Can Find More Information; Incorporation by Reference.”

This prospectus also relates to the issuance by us of up to 1,500,000 shares of our common stock underlying warrants.

In addition, the selling securityholder identified in this prospectus may use this registration statement to offer and sell from time to time up to 9,000,000 shares of our common stock. We will not receive any of the proceeds from sales by the selling securityholder of the shares of our common stock offered hereby. The selling securityholder will deliver a supplement with this prospectus, if required, to update the information contained in this prospectus. The selling securityholder may sell the shares of our common stock offered hereby through any means described under the heading “Plan of Distribution for Securities Offered by Selling Securityholder” or in any accompanying prospectus supplement. As used herein, the term “selling securityholder” includes the selling securityholder identified in this prospectus and its donees, pledgees, or other successors-in-interest selling shares of common stock or interests in shares of our common stock received after the date of this prospectus from the selling securityholder as a gift, pledge, partnership distribution or other transfer.

We and the selling securityholder have not authorized anyone to provide you with any information other than that contained in or incorporated by reference into this prospectus, any accompanying prospectus supplement and any free writing prospectus prepared by or on behalf of us. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling securityholder are not making offers to sell the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

The information contained in this prospectus, any accompanying prospectus supplement, the documents incorporated by reference and any related free writing prospectus is accurate only as of their respective dates. You should not assume that the information contained in this prospectus, any accompanying prospectus supplement, the documents incorporated by reference and any related free writing prospectus is accurate as of any other date. Our business, strategies, prospects, financial condition, results of operations or cash flows may have changed materially since those dates.

When used in this prospectus, unless the context otherwise requires, all references to “Eve,” “we,” “us,” “our,” the “Company” and similar designations refer to Eve Holding, Inc., a Delaware corporation, and, where appropriate, its consolidated subsidiaries.

Market, Industry and Other Data

This prospectus includes or incorporates by reference estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies and our own estimates based on our management’s knowledge of, and experience in, the industry and markets in which we compete. In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources, and on our knowledge of, and our experience to date in, the markets for our products. Market data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of market data. In addition, customer preferences are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Accordingly, you are cautioned not to place undue reliance on such market data. References to our being a leader in a market or product category refer to our belief that we have a leading market share position in such specified market based on sales dollars, unless the context otherwise requires.

Trademarks, Service Marks and Trade Names

This prospectus includes our trademarks and trade names, including, but not limited to, Eve, which are protected under applicable intellectual property laws. This prospectus also may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the TM, SM, © and ® symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors, if any, to these trademarks, service marks, trade names and copyrights.

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PROSPECTUS SUMMARY

This summary highlights information included elsewhere in this prospectus. This summary may not contain all of the information that you should consider before making your investment decision. You should read this entire prospectus and any accompanying prospectus supplement carefully, together with the additional information under the heading “Where You Can Find More Information; Incorporation by Reference.”

EVE HOLDING, INC.

Overview

Eve Holding, Inc., a Delaware corporation, is an aerospace company with operations in Melbourne, Florida and Brazil.

We are a leading developer of next-generation Urban Air Mobility (“UAM”) solutions. We are developing a comprehensive UAM solution that includes: the design and production of electric vertical take-off and landing vehicles (“eVTOLs”); a portfolio of maintenance and support services, named TechCare, focused on our and third-party eVTOLs; and a new Urban Air Traffic Management system, named Vector, designed to allow eVTOLs to operate safely and efficiently in dense urban airspace alongside conventional aircraft and drones. We believe we are uniquely positioned to develop, certify and commercialize our UAM solution on a global scale given our aviation heritage, our strategic relationship with Embraer, our technology and intellectual property portfolio and the experience of our management team and employees, among other factors.

Our eVTOL has successfully completed important development steps, including engineering simulations, subscale test flights, wind tunnel tests and full-scale ground tests, which have enhanced the technological capability and maturity of our eVTOL. We currently expect to reach entry-into-service in 2027. We have also begun validating simulations of our fleet operations services model in Brazil, working with partners and utilizing conventional helicopters, to better understand the needs of passengers, partners and community stakeholders that will benefit from our mobility services. We have also engaged with aviation organizations in various cities including Melbourne, Australia; Rio de Janeiro and São Paulo in Brazil; London, United Kingdom; Chicago and Miami in the USA, to develop and simulate a concept of operation (“CONOPS”) to help inform the development of Vector, our Urban Air Traffic Management (“UATM”) solution.

We plan to market our eVTOLs globally to operators of UAM services, including fixed-wing and helicopter operators, as well as lessors that purchase and manage aircraft on behalf of operators. In addition, we plan to engage with operators of ridesharing platforms to secure committed hours of operation for our eVTOLs. To date, we have established an initial order pipeline of approximately 2,800 vehicles valued at $14 billion from 28 launch customers. Our initial order pipeline is based on non-binding agreements and therefore subject to material change, consistent with common aviation practices. We do not plan to hold eVTOLs on our own balance sheet and instead plan to establish partnerships to offer solutions to operating partners. We expect to offer eVTOL service and support capabilities to UAM fleet operators, and we plan to offer our UATM systems primarily to air navigation service providers, fleet operators and vertiport operators.

Corporate Information

We were incorporated under the laws of the State of Delaware on November 19, 2020, as a former blank check company under the name Zanite Acquisition Corp. Zanite was a Delaware corporation formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Our principal executive office is located at 1400 General Aviation Drive, Melbourne, FL. Our telephone number is (321) 751-5050. Our website address is www.eveairmobility.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus or any accompanying prospectus supplement, and you should not consider information on our website to be part of this prospectus or any accompanying prospectus supplement.

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RISK FACTORS

Investing in our securities involves a high degree of risk. Please see the risk factors under the heading “Risk Factors” in our most recent Annual Report on Form 10-K and those contained in our other filings with the SEC that are incorporated by reference in this prospectus and any accompanying prospectus supplement. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any accompanying prospectus supplement. These risks could materially affect our business, strategies, prospects, financial condition, results of operations or cash flows and cause the value of our securities to decline. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. The discussion of risks incudes or refers to forward-looking statements. You should read the explanations and limitations on such forward-looking statements discussed elsewhere in the prospectus under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein and therein may contain forward-looking statements. All statements other than statements of historical or current facts contained or incorporated by reference in this prospectus and any accompanying prospectus supplement may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the offering, liquidity, growth and profitability strategies and factors and trends affecting our business are forward-looking statements. Forward-looking statements can be identified in some cases by the use of words such as “believe,” “can,” “could,” “potential,” “plan,” “predict,” “goals,” “seek,” “should,” “may,” “may have,” “would,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” the negative of these words, other similar expressions or by discussions of strategy, plans or intentions.

The forward-looking statements contained or incorporated by reference in this prospectus and any accompanying prospectus supplement are only predictions. We base these forward-looking statements largely on our current expectations and projections about future developments and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, the factors set forth under the heading “Risk Factors” in our most recent Annual Report on Form 10-K. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus or any accompanying prospectus supplement, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein and therein with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

These forward-looking statements speak only as of the date of this prospectus or, in the case of any accompanying prospectus supplement or documents incorporated by reference, the date of any such document. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statement, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS

Except as otherwise set forth in any accompanying prospectus supplement, we expect to use the net proceeds from the sales of securities offered by us pursuant to this prospectus for general corporate purposes, including the financing of our operations, possible business acquisitions or strategic investments and repayment of outstanding indebtedness. While we will receive proceeds from the offering and sale of shares of our common stock in the form of BDRs, we will not receive any proceeds from the issuance from time to time of BDRs against deposits of shares of common stock by our stockholders.

All of the shares of common stock offered by the selling securityholder pursuant to this prospectus will be sold by it for its account. We will not receive any of the proceeds from these sales. We may receive proceeds from exercises by the selling securityholder of the warrants for cash. These proceeds will similarly be used for general corporate purposes, including the financing of our operations, possible business acquisitions or strategic investments and repayment of outstanding indebtedness.

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SELLING SECURITYHOLDER

This prospectus relates to the sale or other disposition from time to time of an aggregate of 9,000,000 shares of our common stock by the selling securityholder named below, and its donees, pledgees, or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from the selling securityholder as a gift, pledge, partnership distribution or other transfer.

The following table sets forth, based upon information currently known by us as of the date of this prospectus, the name of the selling securityholder, and the aggregate number of shares of common stock that the selling securityholder may offer pursuant to this prospectus.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Except as described in the footnote in the table below, the selling securityholder has not held any position or office, or otherwise had a material relationship, with us or any of our subsidiaries within the past three years other than as a result of the ownership of our securities.

See “Plan of Distribution for Shares Offered by Selling Securityholder” for further information regarding the selling securityholder’s methods of distributing these securities.

We cannot advise you as to whether the selling securityholder will in fact sell any or all of such shares of common stock. Selling securityholder information, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such selling securityholder’s securities pursuant to this prospectus. To the extent permitted by law, a prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of the selling securityholder and the number of shares of common stock registered on its behalf. The selling securityholder may sell or otherwise transfer all, some or none of such shares of common stock in this offering.

	Securities Beneficially Owned Prior to Offering	Securities to be Sold in this Offering	Securities Beneficially Owned After this Offering
Name of Selling Securityholder	Shares of Common Stock	Shares of Common Stock	Shares of Common Stock	Percentage
Greater than 5% Holders
Embraer Aircraft Holding, Inc.(1)	246,399,589	9,000,000	237,399,589	79.8%

*Less than 1%.

(1)       “Securities to be Sold in this Offering” consists of (i) 7,500,000 shares of common stock issued in a private placement consummated on September 4, 2024 and (ii) 1,500,000 shares of common stock underlying the EAH Warrant that may be issued to EAH pursuant to the EAH Warrant Agreement. “Securities Beneficially Owned Prior to Offering” does not include 1,500,000 shares of common stock that underlie the EAH Warrant which are not anticipated to be exercisable within 60 days. Embraer Aircraft Holding, Inc. is controlled by Embraer S.A., which has voting, investment and dispositive power over the shares held by Embraer Aircraft Holding, Inc. Certain officers and directors of the Company are board members of Embraer Aircraft Holding, Inc., including Michael Amalfitano, or have served as board members of Embraer Aircraft Holding, Inc. and its affiliates in the last three years, including Johann Christan Jean Charles Bordais and Luis Carlos Affonso. Gary Spulak, currently a director of Embraer Aircraft Holding, Inc., Daniel Moczydlower and Michael Klevens have served in director or officer positions with EVE UAM, LLC, and other affiliates of Embraer Aircraft Holding, Inc. and the Company. The address of the principal business office of Embraer Aircraft Holding, Inc. is 276 S.W. 34th Street Fort Lauderdale, Florida, 33315. The address of the principal business office of Embraer S.A. is Avenida Dra. Ruth Cardoso, 8501, 30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil.

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DESCRIPTION OF EQUITY SECURITIES

The following summary describes the material provisions of our capital stock and outstanding warrants and certain provisions of our second amended and restated certificate of incorporation (the “Charter”) and amended and restated bylaws (the “Bylaws”) and does not purport to be complete and is qualified by reference to our Charter and our Bylaws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”), each as in effect as of the date of this prospectus. Copies of these documents are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information; Incorporation by Reference.”

Our Authorized and Outstanding Securities

Our Charter authorizes the issuance of capital stock consisting of:

  1,000,000,000 shares of common stock, par value $0.001 per share; and
  100,000,000 shares of preferred stock, par value $0.001 per share.

Our outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

As of May 9, 2025, we had 297,644,298  shares of common stock outstanding; no shares of preferred stock outstanding; 8,203,407 public warrants outstanding; 14,250,000 private placement warrants outstanding; new warrants to acquire an aggregate of up to 30,522,536 shares of common stock outstanding; an EAH Warrant to acquire an aggregate of up to 1,500,000 shares of common stock outstanding; and a warrant that was issued to Nidec Motor Corporation, a Delaware corporation (“Nidec”), pursuant to the warrant agreement, dated as of June 28, 2024, between the Company and Nidec (the “Nidec Warrant Agreement”), to acquire an aggregate of up to 1,000,000 shares of common stock outstanding. Such record holders do not include the Depository Trust Company (the “DTC”) participants or beneficial owners holding shares through nominee names.

Our Common Stock

Voting Rights

Except as otherwise provided by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of common stock possess all voting power for the election of our directors and all other matters requiring stockholder action and will at all times vote together as one class on all matters submitted to a vote of our stockholders. Holders of common stock are entitled to one vote per share on matters to be voted on by stockholders and do not have the right to cumulate votes in the election of directors.

Our board of directors is divided into three staggered classes of directors. At each annual meeting of our stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring.

Dividend Rights

Holders of common stock are entitled to receive dividends and distributions and other distributions in cash, stock or property of the Company when, as and if declared thereon by our board of directors from time to time out of assets or funds of the Company legally available therefor.

Liquidation, Dissolution and Winding Up

Holders of common stock are entitled to receive the assets and funds of the Company available for distribution in the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, after the rights of the holders of our preferred stock, if any, have been satisfied.

Preemptive or Other Rights

Pursuant to our Charter, our common stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to our common stock.

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Our Preferred Stock

Pursuant to our Charter, shares of our preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to establish the number of shares to be included in such series, and to fix the voting powers, designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof, applicable to the shares of each series. Our board of directors is able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of our common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of management of the Company. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Our Options

As of May 9, 2025, no options to purchase shares of our common stock were outstanding under our equity compensation plans.

Our Warrants

Public Stockholders’ Warrants

There are currently outstanding an aggregate of 8,203,407 public warrants, which entitle the holders of such warrants to acquire our common stock.

Each whole warrant entitles the registered holder to purchase one share of our common stock at a price of $11.50 per share, subject to adjustment as discussed below, provided that we have an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the Warrant Agreement, dated as of November 16, 2020, by and between Zanite and Continental Stock Transfer & Trust Company, as warrant agent (the “warrant agreement”)), and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire on May 9, 2027, or earlier upon redemption or liquidation.

We will not be obligated to deliver any common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue a share of common stock upon exercise of a warrant unless the share of common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant, if not cash settled, will have paid the full purchase price for the unit solely for the share of common stock underlying such unit.

Our effective registration statement provides for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the public warrants. We will use our best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the public stockholders’ warrant agreement. If our registration statement covering the shares of common stock issuable upon exercise of the warrants during any period fails to maintain effectiveness, stockholders may exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if shares of common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

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Redemption of warrants for cash

Once the warrants become exercisable, we may call the warrants for redemption for cash:

  in whole and not in part;
  at a price of $0.01 per warrant;
  upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and
  if, and only if, the closing price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us for cash, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption procedures and cashless exercise

In the event that we elect to redeem all of the redeemable warrants as described above, we will fix a date for the redemption. Notice of redemption will be mailed by first class mail, postage prepaid, by us not less than 30 days prior to the redemption date to the registered holders of the public warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the public stockholders’ warrant agreement shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption by our posting of the redemption notice to DTC.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of common stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the excess of the “fair market value” of our common stock (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants at such time. If we call our warrants for redemption and our management does not take advantage of this option, the holders of the private placement warrants and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

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A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the shares of common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of common stock is increased by a share capitalization payable in shares of common stock, or by a split-up of common stock or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of shares of common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase common stock at a price less than the fair market value will be deemed a share capitalization of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) and (ii) one minus the quotient of (x) the price per share of common stock paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of common stock, in determining the price payable for common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the common stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of common stock on account of such common stock (or other securities into which the warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of common stock in respect of such event.

If the number of outstanding shares of common stock is decreased by a consolidation, combination, reverse share split or reclassification of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of common stock issuable upon exercise of each warrant will be decreased in proportion to such decrease in outstanding share of common stock.

Whenever the number of shares of common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding common stock (other than those described above or that solely affects the par value of such common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of common stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

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The public warrants are issued in registered form under the warrant agreement. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or to correct any defective provision or mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this prospectus, (ii) adjusting the provisions relating to cash dividends on shares of common stock as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 50% of the then-outstanding public warrants is required to make any change that adversely affects the interests of the registered holders of public warrants, and, solely with respect to any amendment to the terms of the private placement warrants, 50% of the then outstanding private placement warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive common stock. After the issuance of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Placement Warrants

There are currently outstanding an aggregate of 14,250,000 private placement warrants, which entitle the holders of such warrants to acquire our common stock. The private placement warrants were issued to certain parties to the amended and restated registration rights agreement, dated as of May 9, 2022, by and among Zanite Sponsor LLC, a Delaware limited liability company, Zanite, EAH and certain other parties thereto (collectively, the “PIPE Investors”) (the “Amended and Restated Registration Rights Agreement”).

Pursuant to the Amended and Restated Registration Rights Agreement, the private placement warrants (including the common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until May 9, 2025 (except in limited circumstances), and the private placement warrants will not be redeemable by us for cash so long as they are held by the initial stockholders or their permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis. Except as described in this section, the private placement warrants have terms and provisions that are identical to those of the public warrants. If the private placement warrants are held by holders other than the initial purchasers or their permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the public warrants.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the excess of the “fair market value” of our common stock (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Pursuant to the Amended and Restated Registration Rights Agreement, our initial stockholders have agreed not to transfer, assign or sell any of the private placement warrants (including the common stock issuable upon exercise of any of these warrants) until May 9, 2025 (except in limited circumstances).

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New Warrants

The new warrants were issued or are issuable to United Airlines Ventures, Ltd., a Cayman Islands company (“United”), and certain investors, including Acciona Logistica, S.A., Azorra Aviation Holdings, LLC, BAE Systems (Overseas Holdings) Limited, a UK based 100% owned subsidiary of BAE Systems plc, Falko Regional Aircraft Limited, Falko eVTOL LLC, Lynx Aviation, Inc., Rolls-Royce plc, Strong Fundo de Investimento em Cotas de Fundos de Investimento Multimercado (now known as Strong Fundo de Investimento em Ações Investimento No Exterior), SkyWest Leasing, Inc. (together with the PIPE Investors, collectively the “Strategic PIPE Investors”).

Pursuant to (a) the Warrant Agreements, dated as of December 21, 2021, each by and between or among the Company and (i) Lynx Aviation, Inc., (ii) SkyWest Leasing, Inc., (iii) Falko Regional Aircraft Limited and Falko eVTOL LLC, (iv) BAE Systems (Overseas Holdings) Limited, (v) Azorra Aviation Holdings, LLC, (vi) Rolls-Royce PLC or (vii) Strong Fundo de Investimento em Cotas de Fundos de Investimento Multimercado, (the “Initial Strategic Warrant Agreements”) and (b) the Warrant Agreement, dated as of March 16, 2022, by and between the Company and Acciona Logistica, as may be amended or modified from time to time (the “Acciona Logistica Strategic Warrant Agreement”, and collectively with the Initial Strategic Warrant Agreements, the “Strategic Warrant Agreements”) and (c) the Warrant Agreement, dated September 1, 2022, by and between the Company and United (the “United Warrant Agreement”) (entered into concurrently with the execution of a subscription agreement between such parties (the “United Subscription Agreement”)), the Company has issued or agreed to issue to certain Strategic PIPE Investors and to United, respectively, new warrants to acquire an aggregate of (i) 16,214,438 shares of common stock, each with an exercise price of $0.01 per share (the “penny warrants”), which warrants were issued or will be issued in connection with the achievement of the following UAM business milestones, as applicable, for each Strategic PIPE Investor or United: (a) receipt of the first type certification for eVTOL in compliance with certain airworthiness authorities, (b) receipt of the first binding commitment from a third party to purchase eVTOL jointly developed by Embraer and a certain Strategic PIPE Investor for the defense and security technology market, (c) the eVTOL’s successful entry into service, (d) the completion of the initial term of a certain engineering services agreement entered into with a certain Strategic PIPE Investor, (e) receipt of binding commitments from certain Strategic PIPE Investors for an aggregate of 500 eVTOLs, (f) receipt of an initial deposit to purchase 200 eVTOLs from a certain Strategic PIPE Investor, (g) the mutual agreement to continue to collaborate beyond December 31, 2022, with a certain Strategic PIPE Investor, (h) the time at which ten vertiports that have been developed or implemented with the services of a certain Strategic PIPE Investor have entered operation or are technically capable of entering operation, (i) the issuance by the Company and United of a joint press release announcing the United Investment, (j) the entry by the Company and an affiliate of United into a conditional purchase agreement for the sale and purchase of up to 400 eVTOLs, (k) the agreement by the Company and United to establish a concept of operations for the use of the Company’s eVTOLs at one or more of United’s or its affiliates’ hub airports, (l) a binding agreement between United (or one of its affiliates) and the Company for the sale and purchase of up to 200 eVTOLs and (m) certain eVTOL services and support agreements, (ii) 7,880,634 shares of common stock, each with an exercise price of $0.01 per share, without contingency and (iii) 12,000,000 shares of common stock, each with an exercise price of $15.00 per share, which warrants were issued on May 9, 2022. In general, each new warrant is exercisable for a period of five or ten years following its issuance or first permitted exercise date. The Strategic Warrant Agreements and the United Warrant Agreement provide for certain registration rights with respect to the resale of the shares of common stock underlying the new warrants which are substantially similar to the registration rights provided under (i) certain subscription agreements pursuant to which the purchase of shares of our common stock by the Strategic PIPE Investors, for a total aggregate purchase price of $357,300,000 was consummated on May 9, 2022 (the “Subscription Agreements”) and (ii) the United Subscription Agreement, as applicable. In addition, certain of the Strategic PIPE Investors and United have agreed not to transfer certain of the new warrants issued on May 9, 2022 or at the closing of the purchase of 2,039,353 shares of our common stock by United pursuant to the United Subscription Agreement, for a purchase price per share of $7.36 and an aggregate purchase price of $15,000,000, which was completed on September 6, 2022 (the “United Investment”), as applicable, and the shares of common stock issued upon the exercise of such new warrants until the date that is two, three or five years after May 9, 2022, in the case of such Strategic PIPE Investors, or six, nine or twelve months after the closing of the United Investment, in the case of United, as described below.

Out of the penny warrants that the Company has agreed to issue to the Strategic PIPE Investors pursuant to the Strategic Warrant Agreements, (i) penny warrants to acquire 6,900,000 shares of common stock have been issued and are exercisable (of which penny warrants were exercised to purchase 800,000 shares of common stock on May 9, 2022, for an aggregate purchase price of $8,000 and 900,000 shares of common stock on July 25, 2024, for an aggregate purchase price of $9,000), but all such warrants (including the shares of common stock underlying such warrants) will be subject to restrictions on transfer until the date that is three or five years after May 9, 2022, (ii) penny warrants to acquire 1,950,000 shares of common stock were issued on May 9, 2022, but will only become exercisable upon receipt of the first binding commitment from a third party to purchase eVTOL jointly developed by Embraer and a certain Strategic PIPE Investor for the defense and security technology market, eVTOL successfully entered into service while being a supplier to the Company, or completion of an initial term of a certain engineering services agreement with a certain Strategic PIPE Investor, as applicable, (of which penny warrants were exercised to purchase 150,000 shares of common stock on October 20, 2023, for an aggregate purchase price of $1,500 and 1,000,000 penny warrants were cancelled as a result of the mutual agreement between the Company and a supplier to discontinue their collaboration in advanced air mobility), (iii) penny warrants to acquire 2,400,000 shares of common stock will be issued and vested upon receipt of the first type certification for eVTOL in compliance with certain airworthiness authorities, (iv) penny warrants to acquire 4,800,000 shares of common stock will be issued and vested upon receipt of binding commitments from certain Strategic PIPE Investors for an aggregate of 500 eVTOLs, (v) penny warrants to acquire 300,000 shares of common stock were issued and vested upon receipt of an initial deposit to purchase 200 eVTOLs from a certain Strategic PIPE Investor, (vi) penny warrants to acquire 200,000 shares of common stock were issued and vested upon mutual agreement to continue to collaborate beyond December 31, 2022, with a certain Strategic PIPE Investor and (vii) penny warrants to acquire 1,800,000 shares of common stock will be issued and vested the time at which ten vertiports that have been developed or implemented with the services of a certain Strategic PIPE Investor have entered operation or are technically capable of entering operation.

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Out of the penny warrants that the Company has agreed to issue to United pursuant to the United Warrant Agreement, (i) penny warrants to acquire 2,722,536 shares of common stock have been issued and exercised and (ii) penny warrants to acquire up to an additional 2,722,536 shares of common stock are issuable upon United and the Company entering into a binding agreement for the sale and purchase of up to 200 eVTOLs, an eVTOL services and support agreement, or an eVTOL services and support agreement with one of United’s affiliates. All such penny warrants (including the shares of common stock underlying such warrants) were subject to restrictions on transfer until the date that were six, nine or twelve months after the closing of the United Investment.

The Strategic Warrant Agreements and the United Warrant Agreement generally provide that if the number of outstanding shares of common stock is increased by a stock dividend payable in shares of common stock, or by a split-up of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each new warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to all or substantially all holders of common stock entitling holders to purchase common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) and (ii) one minus the quotient of (x) the price per share of common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of common stock, in determining the price payable for common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the common stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, the Strategic Warrant Agreements and the United Warrant Agreement generally provide that the number of outstanding shares of common stock is decreased by a consolidation, combination, reverse stock split or reclassification of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of common stock issuable on exercise of each new warrant will be decreased in proportion to such decrease in outstanding shares of common stock.

Whenever the number of shares of common stock purchasable upon the exercise of the new warrants is adjusted, as described above, the applicable new warrant exercise price may be adjusted (to the nearest cent) by multiplying the applicable new warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the applicable new warrant immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter, as applicable to each such new warrant.

EAH Warrant

Pursuant to the EAH Warrant Agreement, dated as of June 28, 2024, by and between the Company and EAH, as may be amended or modified from time to time, the Company has issued the EAH Warrant to acquire 1,500,000 shares of common stock, par value $0.001 per share, at the price of $0.01 per share subject to the adjustments provided in the EAH Agreement. The EAH Warrant may be exercised only in the period commencing on the tenth (10th) business day after the Company receives the first type certification confirming the Company’s eVTOL design complies with requirements established by certain airworthiness authorities (“first Type Certification”) is obtained, and terminating on the earlier of the (a) date that is one (1) year after the date on which the first Type Certification is obtained, and (b) the liquidation of the Company.

The EAH Warrant Agreement provides for certain registration rights with respect to the resale of the shares of common stock underlying the EAH Warrant, which are substantially similar to the registration rights provided under the subscription agreements entered into between the Company and EAH or certain other investors relating to a strategic private placement for the issuance of shares of common stock consummated in 2024 (the “2024 Subscription Agreements”). EAH has agreed not to transfer the EAH Warrant to a non-affiliate without the Company’s prior written consent.

The EAH Warrant Agreement provides that the number of shares of common stock issuable on exercise of the EAH Warrant will be increased in proportion to such increase in outstanding shares of common stock due to a stock dividend payable in shares of common stock, or by a split-up of common stock or other similar event. A rights offering to all or substantially all holders of common stock entitling holders to purchase common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) and (ii) one minus the quotient of (x) the price per share of common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of common stock, in determining the price payable for common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the common stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

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Nidec Warrant

Pursuant to the Nidec Warrant Agreement, dated as of June 28, 2024, by and between the Company and Nidec, as may be amended or modified from time to time, the Company has issued the Nidec Warrant to acquire 1,000,000 shares of common stock, par value $0.001 per share, at the price of $0.01 per share subject to the adjustments provided in the Nidec Warrant Agreement. The Nidec Warrant may be exercised only in the period commencing on the tenth (10th) business day after the Company receives the first Type Certification is obtained, and terminating on the earlier of the (a) date that is one (1) year after the date on which the first Type Certification is obtained, and (b) the liquidation of the Company.

The Nidec Warrant Agreement provides for certain registration rights with respect to the resale of the shares of common stock underlying the Nidec Warrant, which are substantially similar to the registration rights provided under the 2024 Subscription Agreements. Nidec has agreed not to transfer the Nidec Warrant to a non-affiliate without the Company’s prior written consent.

The Nidec Warrant Agreement provides that the number of shares of common stock issuable on exercise of the Nidec Warrant will be increased in proportion to such increase in outstanding shares of common stock due to a stock dividend payable in shares of common stock, or by a split-up of common stock or other similar event. A rights offering to all or substantially all holders of common stock entitling holders to purchase common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) and (ii) one minus the quotient of (x) the price per share of common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of common stock, in determining the price payable for common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the common stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

Limitations on Stockholder Action by Written Consent

The Charter provides that, subject to the terms of any series of preferred stock, at any time when EAH and its affiliates collectively own at least 50% of the outstanding voting stock of the Company, any action required or permitted to be taken by the stockholders of the Corporation may be effected by written consent in lieu of a meeting. From and after the first date that EAH and its affiliates cease to collectively own at least 50% of the outstanding voting stock of the Company, any action required or permitted to be taken by the stockholders of the Company must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

Business Combinations

Under Section 203 of the DGCL, a corporation may not engage in a business combination with any interested stockholder for a period of three years following the time that such interested stockholder became an interested stockholder, unless:

  prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
  at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the Company’s outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Pursuant to our Charter, we are not governed by Section 203 of the DGCL.

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No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless a charter specifically authorizes cumulative voting. Our Charter does not authorize cumulative voting.

Forum Selection Clause

Our Charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof (the “chosen courts”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Company, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Company to the Company or to the Company’s stockholders, (iii) any action, suit or proceeding asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder arising pursuant to any provision of the DGCL our Charter or Bylaws (as either may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (v) any action, suit or proceeding asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder governed by the internal affairs doctrine. If any action, suit or proceeding the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than a chosen court (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the chosen courts in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Under the Securities Act, federal and state courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

Notwithstanding the foregoing, the forum selection provisions described in the first paragraph of this subheading will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Company (including, but not limited to, shares of capital stock of the Company) shall be deemed to have notice of and consented to the provisions of these forum selection provisions.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Charter includes a provision that eliminates the personal liability of directors for damages for any breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.

Our Bylaws provide that the Company must indemnify and advance expenses to the Company’s directors and officers to the fullest extent authorized by the DGCL. The Company also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities. The Company believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in our Charter and Bylaws may discourage stockholders from bringing lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, your investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

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Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of the Company under certain circumstances. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Corporate Opportunities

Under our Charter, to the fullest extent permitted by law, we will renounce any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for any non-employee directors and their respective affiliates and us or any of our affiliates. However, we will not renounce our interest in any corporate opportunity offered to any non-employee director if such opportunity is expressly offered or presented to, or acquired or developed by, such person solely in his or her capacity as a director or officer of the Company.

Transfer Agent, Warrant Agent and Registrar

The transfer agent, warrant agent and registrar for shares of our common stock is Continental Stock Transfer & Trust Company. We agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted common stock or warrants of the Company for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of the Company at the time of, or at any time during the three months preceding, a sale and (ii) the Company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.

Persons who have beneficially owned restricted common stock or warrants of the Company for at least six months but who are affiliates of the Company at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

  1% of the total number of shares of our common stock then outstanding; or
  the average weekly reported trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and by the availability of current public information about the Company.

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Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business- combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

  the issuer of the securities that was formerly a shell company has ceased to be a shell company;
  the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
  the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and
  at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

While we were formed as a shell company, since the completion of the Business Combination we are no longer a shell company. Accordingly, if and when the remaining conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale, without registration, of the above noted restricted securities, including securities held by our officers, directors and other affiliates.

Registration Rights

Pursuant to the Amended and Restated Registration Rights Agreement, certain subscription agreements entered into between the Company and the Strategic PIPE Investors for the purchase of shares of common stock consummated in connection with the Business Combination (the “Subscription Agreements”), the 2024 Subscription Agreements, certain warrant exchange agreements entered into between the Company and certain investors for the issuance of 3,318,588 shares of common stock in exchange for the surrender and cancellation of warrants to acquire an aggregate of 8,296,470 shares of common stock on June 28, 2024 (the “Exchange Agreements”), the EAH Warrant Agreement, the Nidec Warrant Agreement, the Strategic Warrant Agreements and the United Warrant Agreement, we are obligated to, among other things, register for resale certain securities that are held by parties to the aforementioned agreements. Subject to certain exceptions, we will bear all registration expenses under the Amended and Restated Registration Rights Agreement.

Listing of our Common Stock and Public Warrants

Our common stock and public warrants are listed on the NYSE under the symbols “EVEX” and “EVEXW,” respectively.

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DESCRIPTION OF BraziLian Depositary ReceiptS

General

The BDR Program has been approved with the CVM and the BDRs have been listed and approved to trade on the B3. Accordingly, BDRs may be issued, offered and/or placed from time to time in one or more tranches.

Any accompanying prospectus supplement relating to a particular issue of BDRs will describe the terms of those BDRs, including, when applicable:

  the offering price;
  the number of BDRs offered; and
  any other material terms of the BDRs.

There are differences between holding BDRs and holding shares of our common stock. The rights of our common stockholders are governed by the laws of Delaware and the provisions of our Charter and Bylaws. See “Description of Securities.” The rights of holders of BDRs are governed by the laws and regulations of Brazil, as well as the provisions set forth in a deposit agreement (the “Deposit Agreement”) between us and Banco Bradesco S.A., as depositary of the BDR Program (the “BDR Depositary”). A BDR holder will not be treated as one of our common stockholders and, as a result may not have any common stockholders rights.

Each BDR will represent one share of our common stock, maintained in custody by the custodian in the offices of The Bank of New York Mellon at 240 Greenwich Street, 22nd Floor, New York, New York 10286. The BDR Depositary’s office at which the BDRs will be managed is located at Cidade de Deus, Yellow Building, 1st Floor, Vila Yara, Osasco, Brazil, Zip Code 06030-304.

The following is a summary of the material provisions of the Deposit Agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read:

  the rules and regulations applicable to BDRs, particularly CVM Resolution No. 182; and
  the Deposit Agreement, which is filed as Exhibit 4.19 to the registration statement of which this prospectus is a part.

Deposit Agreement

Scope

The Deposit Agreement governs the relationship between us and the BDR Depositary with respect to the issuance, deposit, bookkeeping, cancellation and registration, in Brazil, of the BDRs representing shares of our common stock issued by us and held by the custodian. The Deposit Agreement also governs the actions of the BDR Depositary with respect to the management of the BDR program and the services to be performed by the BDR Depositary for holders of BDRs.

BDR Registry Book; Ownership and Trading of BDRs

Pursuant to the Deposit Agreement, the BDRs may be issued and cancelled, as the case may be, by means of entries in the BDR registry book, which will be kept by the BDR Depositary. The BDR registry book will record the total number of BDRs issued in the name of the Central Depositary of the B3, the fiduciary holder of the BDRs. The BDRs will be held and blocked in a custody account with the Central Depositary of the B3 and held for trading on the B3 after the offering.

Therefore, neither over-the-counter transfers of the BDRs, nor transfers of the BDRs conducted in any private transaction market other than the B3, or in a clearinghouse other than the Central Depositary of the B3, will be admitted. Any transfer of BDRs (including transfers made by U.S. persons) will be conducted through broker-dealers or institutions authorized to operate on the B3.

Ownership of the BDRs is determined by entry of the beneficial holder’s name in the records of the Central Depositary of the B3, and evidenced by the custodial account statement issued by the Central Depositary of the B3. The Central Depositary of the B3 will inform the names of the BDRs holders to the BDR Depositary.

The BDR Depositary has advised us that holders of BDRs are not generally entitled to inspect the BDR Depositary’s transfer books or list of holders of BDRs, due to certain secrecy obligations under Brazilian law.

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Issuance and Cancellation of BDRs

The BDR Depositary will issue the BDRs in Brazil after confirmation by the custodian that a corresponding number of shares of our common stock were deposited with the custodian, and after confirmation that all fees and taxes due in connection with this services were duly paid, as set forth in the Deposit Agreement.

As a result, subject to the maximum number of BDRs registered under this registration statement on Form S-3, an investor may at any time give instructions to a broker-dealer to purchase shares of our common stock on the NYSE, to be further deposited with the custodian in order to allow the BDR Depositary to issue BDRs.

In order to effect the financial settlement of the acquisition of shares of our common stock on the NYSE with the intention of adhering to the BDR program, an investor must execute a foreign exchange agreement in conformity with the BDR program certificate registered with the Central Bank of Brazil and the broker certificate evidencing by the purchase of shares of our common stock abroad.

Holders of BDRs may at any time request the cancellation of all or a portion of their BDRs by (a) instructing a broker-dealer operating in Brazil to cancel the BDRs with the BDR Depositary and (b) delivering evidence that all fees and taxes due in connection with this service were duly paid, as set forth in the Deposit Agreement. Brazilian investors and foreign investors that are registered in Brazil as portfolio investors under Joint Resolution No. 13 issued by the Central Bank of Brazil and the Brazilian National Monetary Council (Conselho Monetário Nacional, or the “CMN”) on December 3, 2024 (“Joint Resolution No. 13”) do not need to send the proceeds of any sale of shares of our common stock into Brazil.

In no event may the BDR Depositary issue BDRs without confirmation by the custodian that a corresponding number of shares of our common stock were deposited with the custodian.

The issuance of BDRs against deposits of shares of our common stock may be suspended by notice from us to the BDR Depositary at any time or from time to time if a registration statement is not in effect as to the issuance of such BDRs or if we deem it necessary or advisable, at our exclusive discretion, to suspend the use of any prospectus supplement relating to the issuance of BDRs.

Restrictions on BDRs

Holders of BDRs may only exercise their rights indirectly through the BDR Depositary. Holders of BDRs may also face other difficulties in exercising their rights, as voting rights granted to shares of our common stock and, indirectly, to BDRs, must be exercised by holders of BDRs through the BDR Depositary, which will instruct the custodian accordingly. Although the mechanisms related to notices of meetings of our stockholders and voting instructions provided in the Deposit Agreement are intended to provide sufficient time for the exercise of these rights, there can be no assurance that these mechanisms will allow holders of BDRs to effectively exercise voting rights, particularly in the event that notice of a meeting of stockholders or voting instruction does not timely reach BDR holders for reasons that are beyond our control and beyond the control of the BDR Depositary. Holders of BDRs are not entitled to physically attend our meetings of stockholders.

Dividends and Other Cash Distributions

In the event of any future dividend, the BDR Depositary will distribute any dividends or other cash distributions paid by us to our stockholders, including the holders of BDRs. Such dividends will be paid to the BDR Depositary, which will convert this dividend or distribution into Brazilian reais by means of a foreign exchange transaction entered into with an authorized exchange agent, and distribute the net amount received to the holders of BDRs entitled to it, in proportion to the number of BDRs held by them; provided, however, that in the event that we or the BDR Depositary are required to withhold a portion of the dividend or other cash distribution on account of taxes, the amount distributed to holders of BDRs will be reduced accordingly. The BDR Depositary will distribute only the amount that may be distributed without allocating to any BDR holder a fraction of a centavo by rounding to the next lower whole centavo. No interest or other remuneration will be payable by us or any other remuneration for the period between the date on which the dividends and other cash distributions are paid abroad and the date on which the funds are credited to BDR holders in Brazil. Before making a distribution, any withholding taxes that must be paid under applicable law will be deducted.

Subject to our corporate acts, in the event that any assignment of any shares of common stock to a BDR holder occurs, the BDR Depositary will convert automatically, and to the extent permitted by applicable law, into BDRs subject to the terms and conditions of the Deposit Agreement, registering them in the name of the right holder in proportion to the number of BDRs held by the respective right holder.

However, subject to our Charter and Bylaws, in case of attribution of a fraction of BDRs to one or more holders of BDRs, the BDR Depositary will sell the amount of shares of common stock received representing the sum of the fractional shares allotted, and distribute the net amount received.

Whenever the BDR Depositary receives distributions other than those previously provided for, it shall distribute them to the holders of eligible BDRs in proportion to the number of BDRs respectively held by them, in accordance with applicable law. If, in the opinion of the BDR Depositary, such distribution cannot be executed proportionately, the BDR Depositary may choose any method it deems equitable and feasible for the purpose of executing such distribution.

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Stock Distributions

In the event of distributions of shares of common stock or a stock split or reverse stock split, the BDR Depositary will issue new BDRs corresponding to such new shares of common stock deposited with the custodian and will credit them to the account of the Central Depositary of the B3. The Central Depositary of the B3, in turn, will credit new BDRs to the beneficiary holders recorded in its books. The BDR Depositary will distribute only whole BDRs. If any fractions of BDRs result and are insufficient to purchase a whole BDR, the BDR Depositary will use its best efforts to add such fractions and sell them in an auction on the B3, and the proceeds of the sale will be credited to BDR holders, proportionally with its holdings recorded in the books of the Central Depositary of the B3.

Other Distributions

The BDR Depositary will use its best efforts to distribute to BDR holders any other distribution paid in connection with shares of common stock and deposited with the custodian. However, the BDR Depositary is not required to make available to any BDR holder any distribution that it determines, in consultation with us, is unlawful or impractical.

Voting Rights of BDRs

A BDR holder has the right to instruct the BDR Depositary to vote the amount of shares of common stock represented by such BDRs. See “Description of Securities.” However, a BDR holder may not know about a meeting sufficiently in advance to instruct the BDR Depositary to exercise its voting rights with respect to shares of our common stock held by the custodian. After receiving such call notice, the BDR Depositary shall, within a short period of time, publish a communication to the holders of BDRs at the BDR Depositary’s website which shall contain (a) the information contained in the notice received by the BDR Depositary, (b) a statement that the holders of BDRs shall be entitled to send their voting instruction to the BDR Depositary until five business days before the date of the meetings, by filling out a voting instruction according to the model to be forwarded together with the communication mentioned above, and (c) a statement that voting instructions may be delivered via email, mail or in person, at the address indicated in the respective notice. Alternatively, if applicable and agreed between the BDR Depositary and us, the communication to the holders of BDRs may indicate that voting instructions may be carried out through the B3 Voting System (Remote Voting Bulletin).

The BDR Depositary, upon receiving such instructions in due time, will tabulate and forward the information to the custodian. The custodian, upon receipt of the information, will vote or appoint a proxy to vote at the shareholders meeting, in accordance with the voting instructions received from the BDR Depositary.

For instructions to be valid, the BDR Depositary must receive them on or before the date specified in the notice to you. The BDR Depositary will, to the extent practical and subject to Delaware law and the provisions of our Charter and Bylaws, vote the underlying shares of our common stock as you instruct. If the BDR Depositary does not receive voting instructions from all BDR holders by the stipulated date, the BDR Depositary will exercise the voting right considering only the instructions received by BDR holders that have manifested themselves within the stipulated period.

The BDR Depositary will use its best efforts to vote or attempt to vote the shares of our common stock held by the custodian only if you have sent voting instructions and your instructions have been timely received. If we timely request the BDR Depositary to solicit your voting instructions but the BDR Depositary does not receive voting instructions from you by the specified date, it will not exercise the voting rights related to the shares of our common stock that it holds on your behalf.

We cannot ensure that you will receive voting materials in time to allow you to timely deliver your voting instructions to the BDR Depositary. In addition, the BDR Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and you may not have any recourse if your shares of common stock are not voted as you requested. In addition, your ability to bring an action against us may be limited.

The voting rights of BDR holders will be different from the voting rights of holders of shares of our common stock as BDRs will be composed of fractions of shares. Thus, the voting right associated with a BDR will be proportional to the fraction of shares underlying each BDR.

Cancellation of Registration Before the CVM

We may cancel registration with the CVM for the trading of BDRs on the B3, which cancellation is subject to approval by both the CVM and B3. If we elect to do so, we must (a) immediately disclose such decision to the market, (b) inform the BDR Depositary of this request within five business days from the above disclosure and (c) follow the procedures to discontinue the BDR program as set forth in the Issuer’s Manual of the B3.

Depositary Fees

The BDR Depositary has advised that holders of BDRs will be subject to the following fees: (a) for issuance or cancellation of BDRs, a fee of up to R$0.10 per BDR issued or cancelled will be paid to the BDR Depositary, subject to a minimum fee per transaction of R$80.00, (b) in respect of any dividend declared and paid by us, no fees will be paid to the BDR Depositary, (c) in respect of other cash distribution made by us, no fees will be paid to the BDR Depositary, and (d) in respect of a transfer of ownership of BDRs out of the stock exchange (by over-the-counter transfer process, causa mortis, court permit, donation and others), a fixed fee of R$50.00 will be paid to the BDR Depositary. The BDR Depositary has further advised us that the foregoing fees relating to issuance or cancellation of BDRs will be payable by the investor through a brokerage house, and that the dividends and distributions will be discounted by the amount of the fee at the time that such dividend or distribution is paid.

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Reports and Other Communications

The BDR Depositary will make available to you for inspection any reports and communications from us or made available by us at its principal executive office. The BDR Depositary will also, upon our written request, send to registered holders of BDRs copies of such reports and communications furnished by us under the Deposit Agreement.

Any such reports or communications furnished by us to the BDR Depositary will be furnished in Portuguese when so required under any Brazilian legislation.

Amendment and Termination of the Deposit Agreement

Pursuant to Brazilian law, we may agree with the BDR Depositary to amend the Deposit Agreement and the rights granted by the BDRs for any reason and without a BDR holder’s consent. If such an amendment significantly prejudices any of the BDR holders’ rights, it will become effective only after 30 days from the time that the BDR Depositary notifies the BDR holders in writing of such amendment. At the time an amendment becomes effective, the BDR holder is considered, by continuing to hold its BDRs, to agree to the amendment and to be bound by the new terms of the Deposit Agreement and the rights granted by the BDRs.

The Deposit Agreement is effective for an indefinite period, and can be terminated at any time, by either party, without right to compensation or indemnity, upon notification from the interested party to the other party, with at least 90 days in advance, counted from the receipt of the communication by the other party.

Liability of Owner for Taxes

You will be responsible for any taxes or other governmental charges payable on your BDRs or on shares of our common stock deposited with the custodian. See “Tax Considerations—Brazilian Tax Considerations.”

Limitations on Obligations and Liability to Holders of BDRs

The Deposit Agreement expressly limits our obligations and the obligations of the BDR Depositary, as well as our liability and the liability of the BDR Depositary. We and the BDR Depositary:

  are obligated only to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;
  are not liable if either of us is prevented or delayed by law or by circumstances beyond our control from performing our obligations under the Deposit Agreement;
  are not liable if either of us exercises discretion permitted under the Deposit Agreement; and
  may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

Neither we nor the BDR Depositary will be liable for any failure to carry out any instructions to vote any shares of our common stock deposited with the custodian, or for the manner any vote is cast or the effect of any such vote, provided that any action or non-action is in good faith. The BDR Depositary has no obligation to become involved in a lawsuit or other proceeding related to the BDRs or the Deposit Agreement on your behalf or on behalf of any other person.

Except as otherwise provided in the applicable rules and regulations, including the rules and regulations of the CVM regarding registration of a BDR program (see “—Registration of BDRs with the CVM” below), neither we nor the BDR Depositary will have any liability or responsibility whatsoever or otherwise for any action or failure to act by any owner or holder of BDRs relating to the owner’s or holder’s obligations under any applicable Brazilian law or regulation relating to foreign investment in Brazil in respect of a withdrawal or sale of shares of our common stock deposited with the custodian, including, without limitation, (a) any failure to comply with a requirement to register the investment pursuant to the terms of any applicable Brazilian law or regulation prior to such withdrawal, or (b) any failure to report foreign exchange transactions to the Central Bank of Brazil, as the case may be. Each owner or holder of BDRs will be responsible for the report of any false information relating to foreign exchange transactions to the BDR Depositary, the CVM or the Central Bank of Brazil in connection with deposits or withdrawals of shares of our common stock deposited with the custodian.

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Requirements for Depositary Services

Before the BDR Depositary delivers or registers transfers of BDRs, makes a distribution on BDRs or permits withdrawal of shares of our common stock, the BDR Depositary may require:

  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares of our common stock or other deposited securities;
  production of satisfactory proof of citizenship or residence, exchange control approval or other information it deems necessary or proper; and
  compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The BDR Depositary may refuse to deliver, transfer or register transfers of BDRs generally when the books of the BDR Depositary are closed, including as a result of our request to that effect at our exclusive discretion, or at any time if the BDR Depositary believes it advisable to do so.

Service Requests to the BDR Depositary

Any request for services provided for in the Deposit Agreement to be performed by the BDR Depositary may be made to any of the BDR Depositary’s branches, or by telephone at +55 11-3684-4522.

Registration of BDRs with the CVM

The rules enacted by the CMN and the CVM require that the depositary file the relevant BDR program with the CVM for the distribution and public offering of BDRs in Brazil. In accordance with Law No. 14,286/2021 and Resolution No. 277, issued by the Central Bank of Brazil on December 31, 2022, authorized foreign exchange institutions must be engaged to enable remittances of funds to and from Brazil in connection with the offer and sale of BDRs in Brazil, the sale of the underlying shares offshore and the payment of dividends and other distributions to holders of the BDRs. The remittance of funds offshore in connection with the offer and sale of the BDRs in Brazil is limited to the proceeds from the sale of such BDRs in a Brazilian market regulated by the CVM, net of commissions and other related expenses. In addition, pursuant to Joint Resolution No. 13, since January 1, 2025 the acquisition of BDRs by foreign investors is no longer subject to electronic registration with the Central Bank of Brazil.

As a general rule, the BDRs may be redeemed for the purposes of selling the underlying shares offshore. Individuals domiciled in Brazil and non-financial institutions, investment funds and other investment companies incorporated in Brazil may purchase shares issued offshore by sponsors of BDR programs in Brazil for purposes of depositing such shares with the relevant custodian and request the issuance of BDRs in Brazil. The depositary is responsible for maintaining and updating the registration of the BDR program with the CVM.

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DESCRIPTION OF DEBT SECURITIES

We may offer debt securities in one or more series, which may be senior debt securities or subordinated debt securities and which may be convertible into another security, including our common shares.

The following description briefly sets forth certain general terms and provisions of the debt securities. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which the following general terms and provisions may apply to the debt securities, will be described in an accompanying prospectus supplement. Unless otherwise specified in an accompanying prospectus supplement, our debt securities will be issued in one or more series under an indenture to be entered into between us and the trustee to be named therein or under. A form of the indenture is attached as an exhibit to the registration statement of which this prospectus forms a part. The terms of the debt securities will include those set forth in the indenture and those made a part of the indenture by the Trust Indenture Act of 1939 (“TIA”). You should read the summary below, any accompanying prospectus supplement and the provisions of the indenture in their entirety before investing in our debt securities.

The aggregate principal amount of debt securities that may be issued under the indenture is unlimited. The prospectus supplement relating to any series of debt securities that we may offer will contain the specific terms of the debt securities. These terms may include, among others, the following:

  the title and aggregate principal amount of the debt securities and any limit on the aggregate principal amount of such series;
  any applicable subordination provisions for any subordinated debt securities;
  the maturity date(s) or method for determining same;
  the interest rate(s) or the method for determining same;
  the dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable and whether interest will be payable in cash, additional securities or some combination thereof;
  whether the debt securities are convertible or exchangeable into other securities and any related terms and conditions;
  redemption or early repayment provisions;
  authorized denominations;
  if other than the principal amount, the principal amount of debt securities payable upon acceleration;
  place(s) where payment of principal and interest may be made, where debt securities may be presented and where notices or demands upon the company may be made;
  the form or forms of the debt securities of the series including such legends as may be required by applicable law;
  whether the debt securities will be issued in whole or in part in the form of one or more global securities and the date as of which the securities are dated if other than the date of original issuance;
  whether the debt securities are secured and the terms of such security;
  the amount of discount or premium, if any, with which the debt securities will be issued;
  any covenants applicable to the particular debt securities being issued;
  any additions or changes in the defaults and events of default applicable to the particular debt securities being issued;
  the guarantors of each series, if any, and the extent of the guarantees (including provisions relating to seniority, subordination and release of the guarantees), if any;
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  the currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, the debt securities will be payable;
  the time period within which, the manner in which and the terms and conditions upon which we or the holders of the debt securities can select the payment currency;
  our obligation or right to redeem, purchase or repay debt securities under a sinking fund, amortization or analogous provision;
  any restriction or conditions on the transferability of the debt securities;
  provisions granting special rights to holders of the debt securities upon occurrence of specified events;
  additions or changes relating to compensation or reimbursement of the trustee of the series of debt securities;
  provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture and the execution of supplemental indentures for such series; and
  any other terms of the debt securities (which terms shall not be inconsistent with the provisions of the TIA, but may modify, amend, supplement or delete any of the terms of the indenture with respect to such series of debt securities).

General

We may sell the debt securities, including original issue discount securities, at par or at a substantial discount below their stated principal amount. Unless we inform you otherwise in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series or any other series outstanding at the time of issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of securities under the indenture.

We will describe in an accompanying prospectus supplement any other special considerations for any debt securities we sell that are denominated in a currency or currency unit other than U.S. dollars. In addition, debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, and the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked will be described in an accompanying prospectus supplement.

United States federal income tax consequences and special considerations, if any, applicable to any such series will be described in an accompanying prospectus supplement.

We expect most debt securities to be issued in fully registered form without coupons and in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof. Subject to the limitations provided in the indenture and in an accompanying prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the designated corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Global Securities

Unless we inform you otherwise in an accompanying prospectus supplement, the debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in an accompanying prospectus supplement. Unless and until a global security is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

Governing Law

The indenture and the debt securities shall be construed in accordance with and governed by the laws of the State of New York.

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TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders and Non-U.S. Holders (as defined below) with respect to the ownership and disposition of our common stock (the “Stock”) and BDRs that are held by such U.S. Holders or Non-U.S. Holders as capital assets (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, administrative rulings and published positions of the Internal Revenue Service (“IRS”) and other applicable authorities, in each case as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. This summary is not binding on the IRS and there can be no assurance that the IRS or a court will agree with the conclusions stated herein. This summary is not a complete description of all of the U.S. federal income tax considerations that may be relevant to a particular U.S. Holder or Non-U.S. Holder. In addition, this summary does not address considerations relevant to U.S. Holders or Non-U.S. Holders of our Stock or BDRs that are subject to special rules, including, without limitation:

  banks, insurance companies and other financial institutions;
  regulated investment companies;
  real estate investment trusts;
  tax-exempt organizations;
  brokers, dealers or traders in securities or currencies;
  certain former citizens or residents of the United States;
  persons that elect to mark their securities to market;
  persons holding our Stock or BDRs as part of a straddle, hedge, conversion or other integrated transaction;
  persons deemed to sell our Stock or BDRs under the constructive sale provisions of the Code;
  persons who acquired shares of our Stock or BDRs as compensation or otherwise in connection with the performance of services;
  controlled foreign corporations;
  passive foreign investment companies; and
  partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) or other pass-through entities.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Stock or BDRs, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships, and partners of a partnership, holding our Stock or BDRs should consult their tax advisors regarding the U.S. federal income tax consequences to them of owning and disposing of shares of our Stock or BDRs.

In addition, this summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. U.S. Holders and Non-U.S. Holders should consult their tax advisors regarding the particular tax considerations to them of owning and disposing of shares of our Stock or BDRs.

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For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Stock or BDRs that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is any of the following:

  an individual who is a citizen or resident of the United States;
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
  a trust (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more United States persons (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions, or (ii) that has otherwise validly elected to be treated as a U.S. person under the applicable Treasury Regulations.

A “Non-U.S. Holder” is a beneficial owner of our Stock or BDRs who is not a U.S. Holder or a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes).

A Non-U.S. Holder that holds BDRs should generally expect to be treated as the holder of the underlying Stock represented by those BDRs for U.S. federal income tax purposes. The remainder of this discussion assumes that a holder of BDRs will be treated for U.S. federal income tax purposes as directly holding the underlying Stock represented by those BDRs.

If you are considering the purchase of our Stock OR BDRS, you should consult your own tax advisor concerning the particular U.S. federal income, estate and other tax considerations applicable to you of owning and disposing of our Stock OR BDRS, as well as the considerations applicable to you under the laws of any other applicable taxing jurisdiction (including any state, local or foreign tax laws) in light of your particular circumstances.

U.S. Holders

Distributions

We have not previously declared or paid any cash dividends. However, if we do make distributions of cash or property (other than certain stock distributions) with respect to our Stock or BDRs (or if we engage in certain redemptions that are treated as distributions with respect to shares of our Stock or BDRs), any such distributions will generally be treated as dividends to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts of such distributions in excess of our current and accumulated earnings and profits will be treated, first, as a return of capital and be applied against and reduce a U.S. Holder’s adjusted tax basis in its shares of our Stock or BDRs (but not below zero) and, thereafter, as capital gain, which is subject to the tax treatment described below under “—U.S. Holders—Sale or Other Taxable Disposition.”

Sale or Other Taxable Disposition

A U.S. Holder will generally recognize gain or loss on the sale or other disposition of our Stock in an amount equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in such shares. Any such gain or loss will generally be long-term capital gain or loss if the holder’s holding period for our Stock exceeds one year. Individuals who are U.S. Holders will generally be subject to U.S. federal income tax on net long-term capital gains at a lower rate than the rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

With respect to our BDRs, a U.S. Holder will generally recognize gain or loss on the sale or other disposition of our BDRs in an amount equal to the difference between the amount realized on the disposition (or, if the amount realized is denominated in a foreign currency, the U.S. Dollar equivalent thereof, generally determined by reference to the spot rate of exchange on the date of disposition) and the holder’s adjusted tax basis in such BDRs. Any such gain or loss will generally be long-term capital gain or loss if the holder’s holding period for our BDRs exceeds one year at the time of disposition and will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Accordingly, U.S. Holders may not be able to claim a foreign tax credit for any foreign taxes imposed in connection with a disposition of our BDRs in the absence of foreign source income from other sources. Any such U.S. Holder may instead elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes, but only for a year in which such U.S. Holder elects to do so for all foreign taxes paid or accrued during such year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex and the application thereof depends in large part on the U.S. Holder’s individual facts and circumstances.

U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on their disposition of our BDRs, including with respect to the availability of the foreign tax credit or deduction in lieu thereof in light of their particular circumstances.

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Non-U.S. Holders

Distributions

We have not previously declared or paid any cash dividends on our Stock. However, if we do make distributions of cash or property (other than certain stock distributions) with respect to our Stock (or if we engage in certain redemptions that are treated as distributions with respect to shares of our Stock), any such distributions will generally be treated as dividends to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts of such distributions in excess of our current and accumulated earnings and profits will be treated, first, as a return of capital and be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its shares of our Stock (but not below zero) and, thereafter, as capital gain, which is subject to the tax treatment described below under “—Non-U.S. Holders—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder with respect to shares of our Stock will be subject to U.S. federal withholding tax at a rate of thirty percent (30%) of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a properly executed IRS Form W-8BEN or W-8BEN-E (or its successor form or other applicable documentation) certifying its qualification for such lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussion below under “— Non-U.S. Holders — Foreign Account Tax Compliance Act,” no amounts in respect of U.S. federal withholding tax will be withheld from dividends paid to a Non-U.S. Holder if the dividends are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States) and the Non-U.S. Holder provides a properly executed IRS Form W-8ECI (or its successor form or other applicable documentation). Any such effectively connected dividends will generally be subject to U.S. federal income tax on a net income basis at the regular graduated rates that apply to U.S. persons. A Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (subject to certain adjustments). Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Stock unless:

  such gain is “effectively connected” with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States);
  the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
  our Stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated rates that apply to U.S. persons. A Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” as discussed above under “—Non-U.S. Holders—Distributions.”

Gain recognized by a Non-U.S. Holder described in the second bullet point above will generally be subject to U.S. federal income tax at a rate of thirty percent (30%) (or a lower rate specified by an applicable income tax treaty), which may be offset by U.S.-source capital losses of the Non-U.S. Holder (even though such individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, although there can be no assurance in this regard, we believe that we are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Stock will not be subject to U.S. federal income tax if our Stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, five percent (5%) or less of our Stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or such Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

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Foreign Account Tax Compliance Act

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a thirty percent (30%) withholding rate may be imposed on dividends in respect of our Stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) complies with an intergovernmental agreement between the United States and an applicable foreign country to report such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our Stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of thirty percent (30%), unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the Treasury Department. We will not pay any amounts to holders in respect of any amounts withheld. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our Stock.

THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, TAX ADVICE. THE FOREGOING SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSIDERATIONS APPLICABLE TO YOU OF THE OWNERSHIP AND DISPOSITION OF OUR STOCK OR BDRS, WHICH ANALYSIS MAY BE COMPLEX AND WILL DEPEND ON YOUR SPECIFIC SITUATION. WE URGE YOU TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSIDERATIONS APPLICABLE TO YOU OF THE OWNERSHIP AND DISPOSITION OF OUR STOCK OR BDRS.

Brazilian Tax Considerations

The following summary contains a description of certain Brazilian tax considerations relating to the acquisition, ownership and disposition of BDRs (and the shares of our common stock underlying our BDRs) by an investor that is not domiciled or resident in Brazil for Brazilian tax purposes (each, a “Non-Resident Holder”).

The following is a general discussion and, therefore, it does not specifically address all of the tax considerations that may be relevant to a Non-Resident Holder’s decision to acquire BDRs and it is not applicable to all categories of Non-Resident Holders, some of which may be subject to special tax rules not specifically addressed herein. This summary also does not address any tax consequences under the tax laws of any state or municipality of Brazil. The present description is based upon the tax laws of Brazil, in effect as of the date of this prospectus, which are subject to change, possibly with retroactive effect and to differing interpretations. Any change in the applicable Brazilian laws and regulations may impact the consequences described below.

The tax consequences described below do not take into account tax treaties entered into by Brazil and other countries. Prospective purchasers of BDRs are advised to consult their own tax advisors with respect to an investment in BDRs in light of their particular circumstances.

Low or Nil Tax Jurisdictions

According to Law No 9,430, dated December 27, 1996, as amended, a Low or Nil Tax Jurisdiction is a country or location that (i) does not impose taxation on income, (ii) imposes income tax at a rate lower than 17%, or (iii) imposes restrictions on the disclosure of shareholding composition or investment ownership.

Additionally, on June 24, 2008, Law No. 11,727 introduced the concept of a “privileged tax regime,” in connection with transactions subject to Brazilian transfer pricing rules and also applicable to thin capitalization/cross border interest deductibility rules, which is broader than the concept of a Low or Nil Tax Jurisdiction. Pursuant to Law 11,727, a jurisdiction will be considered a Privileged Tax Regime if it (i) does not tax income or taxes it at a maximum rate lower than 17.0%; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement that they carry out substantial economic activity in the country or dependency or (b) contingent on the non-exercise of substantial economic activity in the country or dependency; (iii) does not tax or that taxes income generated abroad at a maximum rate lower than 17.0%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out.

In addition, on June 4, 2010, Brazilian tax authorities enacted Normative Instruction No. 1,037 listing (1) the countries and jurisdictions considered as Low or Nil Taxation Jurisdiction or where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents and (2) the Privileged Tax Regimes.

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Before the enactment of Law No. 14,596, on June 14, 2023, the maximum tax rate requirement was set by law at 20%. On November 28, 2014, the Brazilian tax authorities issued Ordinance No. 488, which had already decreased these minimum thresholds from 20% to 17% specifically for countries and regimes committed to adopt international standards of fiscal transparency. Under Brazilian law, such commitment is present if the relevant jurisdiction (i) has entered into (or concluded the negotiation of) an agreement or convention authorizing the exchange of information for tax purposes with Brazil and (ii) is committed to the actions discussed in international forums on tax evasion in which Brazil has been participating, such as the Global Forum on Transparency and Exchange of Information. Even after the enactment of Law No. 14,596, introducing the 17% rate in all cases, there has been no amendment to Normative Ruling No. 1,037 in order to reflect the threshold change.

While the concept of Low or Nil Low Tax Jurisdiction relates to the application of a 25% withholding income tax (“WHT”) rate on the income paid to beneficiaries resident or domiciled in such jurisdictions, we believe the best interpretation of Law No. 11,727/08 to be that the concept of “privileged tax regime” would be applicable solely for purposes of transfer pricing and thin capitalization rules – not imposing the 25% rate. However, we are unable to ascertain whether or not the privileged tax regime concept will be extended to the concept of Low or Nil Tax Jurisdiction, though the Brazilian tax authorities appear to agree with our position, in view of the provisions introduced by Normative Ruling No. 1,037, dated as of June 4, 2010, as amended, which presents two different lists (Low or Nil Tax Jurisdictions—taking into account the non-transparency rules—and privileged tax regimes).

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and of any related Brazilian tax law or regulation concerning Low or Nil Tax Jurisdictions or “privileged tax regimes.”

Income Tax

Dividends

Dividends arising from BDRs and shares of our common stock and paid by us should not be subject to taxation in Brazil when paid in favor of a Non-Resident Holder.

Capital Gains

According to Law No. 10,833, dated December 29, 2003, or “Law No. 10,833/03,” gains realized on the sale or other disposition of assets located in Brazil are generally subject to income tax in Brazil, regardless of whether the sale or disposition is made by the Non-Resident Holder to a resident or person domiciled in Brazil or to another non-resident.

BDRs are assets registered in Brazil, and may fall within the definition of assets located in Brazil for purposes of Law No. 10,833/03, although there may be different interpretations of the matter. Given the lack of precedent on the matter and in light of the general and unclear scope of regulations dealing with the subject, we cannot predict which position will ultimately prevail in the courts of Brazil. Shares of our common stock should not be treated as assets located in Brazil and therefore, their disposal should not generate income tax in Brazil.

For purposes of Brazilian taxation, the income tax rules on gains related to disposition of assets located in Brazil, such as BDRs, vary depending on the domicile of the Non-Resident Holder, the form by which such Non-Resident Holder holds its investment and/or how the disposition is carried out, as described below.

As a general rule, capital gains realized on the disposition of assets located in Brazil are equal to the difference between the amount in reais realized on the sale or exchange of the assets and their acquisition cost, without any correction for inflation. In this sense, note that there is an ongoing discussion on whether the capital gains should be calculated in reais or in the foreign currency at which the investment was originally carried out.

Capital gains realized by a Non-Resident Holder on a sale or disposition of BDRs carried out on the Brazilian stock exchange, which includes transactions carried out on the organized over-the-counter, or “OTC market,” are:

  exempt from income tax when the Non-Resident Holder (1) has performed its investment in Brazil pursuant to the rules of Joint Resolution No. 13, or a “Portfolio Investor;” and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;
  arguably subject to income tax at a rate of 15% in the case of gains realized by (A) a Non-Resident Holder that (1) is not a Portfolio Investor and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or (B) a Non-Resident Holder that (1) is a Portfolio Investor and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction; or
  subject to income tax at a rate of up to 25% in the case of gains realized by a Non-Resident Holder that (1) is not a Portfolio Investor, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction.

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As of January 1, 2017, capital gains arising on disposals of BDRs carried out outside a Brazilian stock exchange may be subject to progressive rates varying from 15% up to 22.5% (or 25% if the Non-Resident Holder is located in a Low or Nil Tax Jurisdiction). While such potential increase is not applicable to transactions carried out within the Brazilian stock exchange, there could be different interpretations on whether or not such rules would be applicable to a Non-Resident Holder in non-organized OTC market transactions.

Therefore, capital gains assessed on a sale or disposition of BDRs that is not carried out on the Brazilian stock exchange or the organized OTC market are, subject to the discussion in the prior paragraph, currently subject to: (1) income tax at a rate of 15% up to 22.5% when realized by any Non-Resident Holder that is not resident or domiciled in a Low or Nil Tax Jurisdiction; and (2) income tax at a rate of 25% when realized by a Non-Resident Holder resident or domiciled in a Low or Nil Tax Jurisdiction. If these gains are related to transactions conducted on the Brazilian non-organized OTC market with an intermediary, a withholding income tax of 0.005% on the sale value will also apply and can be used to offset the income tax due on the capital gain.

In the case of a redemption of shares of our common stock by us, as well as on the withdrawal of BDRs in exchange for shares of our common stock, the positive difference between the amount received (or the market price of shares of our common stock received) by the Non-Resident Holder and the acquisition cost of the corresponding BDRs disposed will be treated as capital gain derived from a transaction of BDRs carried out outside a Brazilian stock exchange and is therefore subject to income tax at a rate of 15% up 22.5% or of 25%, as described above.

Tax on Foreign Exchange Transactions, or “IOF/FX”

The conversion of reais into foreign currency and the conversion of foreign currency into reais may be subject to the IOF/FX. The rate of IOF/FX applicable to inflow and outflow transactions for the investment/divestment in BDRs is currently zero. The Brazilian government is permitted to increase the rate of the IOF/FX at any time, up to 25% of the amount of the foreign exchange transaction. However, any increase in rates may only apply to transactions carried out after the date of the increase in rate and not retroactively.

Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds”

Brazilian law imposes a tax on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving us is currently zero. The Brazilian government is permitted to increase such rate at any time up to 1.5% per day, but only in respect of future transactions.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of BDRs by a Non-Resident Holder, except for gift and inheritance taxes levied by certain states of Brazil on gifts or bequests by non-resident individuals or entities to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of BDRs.

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PLAN OF DISTRIBUTION FOR SECURITIES OFFERED BY US

We are registering the issuance by us of up to 1,500,000 shares of our common stock issuable upon the exercise of the EAH Warrant.

We are registering the (i) issuance by us of (a) common stock, including in the form of BDRs or as a result of the conversion of debt securities into shares of common stock, and (b) debt securities, with an aggregate offering price of up to $300,000,000, and (ii) the issuance by us of up to 75,000,000 BDRs that may be issued from time to time against deposits of shares of common stock by our stockholders with the BDR Depositary. We may sell the securities offered by us in this prospectus from time to time in one or more transactions, including without limitation:

  through underwriters for resale to purchasers;
  through dealers to purchasers;
  through agents to purchasers;
  directly to one or more purchasers;
  through a combination of these methods of sale; or
  directly to investors against deposit by such investor of shares of common stock with the custodian for the BDR Depositary.

We may also sell the securities offered by this prospectus in an “at the market offering” as defined in Rule 415 under the Securities Act. Such offering may be made into an existing trading market for such securities in transactions at other than a fixed price, either:

  on or through the facilities of the NYSE, the B3 or any other securities exchange or quotation or trading service on which such securities may be listed, quoted or traded at the time of sale; and/or to or through a market maker other than on the NYSE, the B3 or such other securities exchanges or quotation or trading services.

We may directly solicit offers to purchase securities, or agents may be designated to solicit such offers. We will, in the accompanying prospectus supplement relating to such offering, name any agent that could be viewed as an underwriter under the Securities Act, and describe any commissions that we must pay. Any such agent will be acting on a best efforts basis for the period of its appointment or, if indicated in the accompanying prospectus supplement, on a firm commitment basis.

The distribution of the securities may be effected from time to time in one or more transactions:

  at a fixed price or prices, which may be changed;
  at market prices prevailing at the time of sale;
  at prices related to the prevailing market prices; or
  at negotiated prices.

In addition, the issuance of BDRs against deposits of shares of common stock by our stockholders from time to time (i.e., an issuance of BDRs that is unrelated to an offering of common stock by us) will not result in the payment of any purchase price.

Each prospectus supplement will describe the method of distribution of the securities and any applicable restrictions.

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The prospectus supplement with respect to the securities of a particular series will describe the terms of the offering of the securities, including the following:

  the name of the agent or any underwriters;
  the public offering or purchase price and the proceeds we will receive from the sale of the securities;
  any discounts and commissions to be allowed or re-allowed or paid to the agent or underwriters;
  all other items constituting underwriting compensation;
  any discounts and commissions to be allowed or re-allowed or paid to dealers; and
  any exchanges on which the securities will be listed.

If any underwriters or agents are utilized in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement or other agreement with them at the time of sale to them, and we will set forth in the accompanying prospectus supplement relating to such offering the names of the underwriters or agents and the terms of the related agreement with them.

If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

Remarketing firms, agents, underwriters, dealers and other persons may be entitled under agreements which they may enter into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

If so indicated in the accompanying prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase securities from us pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the accompanying prospectus supplement. Each contract will be for an amount not less than, and the aggregate amount of securities sold pursuant to such contracts shall not be less nor more than, the respective amounts stated in the accompanying prospectus supplement. Institutions with whom the contracts, when authorized, may be made, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to our approval. Delayed delivery contracts will not be subject to any conditions except that:

  the purchase by an institution of the securities covered under that contract shall not, at the time of delivery, be prohibited under the laws of the jurisdiction to which that institution is subject; and
  if the securities are also being sold to underwriters acting as principals for their own account, the underwriters shall have purchased such securities not sold for delayed delivery. The underwriters and other persons acting as our agents will not have any responsibility in respect of the validity or performance of delayed delivery contracts.

Certain agents, underwriters and dealers, and their associates and affiliates may be customers of, have borrowing relationships with, engage in other transactions with, or perform services (including investment banking services) for us or one or more of our respective affiliates in the ordinary course of business.

In order to facilitate the offering of the securities, any underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities or any other securities the prices of which may be used to determine payments on such securities. Specifically, any underwriters may over-allot in connection with the offering, creating a short position for their own accounts. In addition, to cover overallotments or to stabilize the price of the securities or of any such other securities, the underwriters may bid for, and purchase, the securities or any such other securities in the open market. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. Any such underwriters are not required to engage in these activities and may end any of these activities at any time.

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. The accompanying prospectus supplement may provide that the original issue date for your securities may be more than one scheduled business day after the trade date for your securities. Accordingly, in such a case, if you wish to trade securities on any date prior to the business day before the original issue date for your securities, you will be required, by virtue of the fact that your securities initially are expected to settle more than one scheduled business day after the trade date for your securities, to make alternative settlement arrangements to prevent a failed settlement.

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PLAN OF DISTRIBUTION FOR SHARES OFFERED BY THE SELLING SECURITYHOLDER

We are registering for resale by the selling securityholder up to 9,000,000 shares of common stock. The selling securityholder, which as used herein includes donees, pledgees, transferees, distributees or other successors-in-interest selling shares of our common stock or interests in our common stock received after the date of this prospectus from the selling securityholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer, distribute or otherwise dispose of certain of their shares of common stock or interests in our common stock on any stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling securityholder may use any one or more of the following methods when disposing of their shares of common stock or interests therein:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
  one or more underwritten offerings;
  block trades in which the broker-dealer will attempt to sell the shares of common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker-dealer as principal and resale by the broker-dealer for its accounts;
  an exchange distribution in accordance with the rules of the applicable exchange;
  privately negotiated transactions;
  distributions to its members, partners or shareholders;
  short sales effected after the date of the registration statement of which this prospectus is a part is declared effective by the SEC;
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
  in market transactions, including transactions on a national securities exchange or quotations service or over-the-counter market;
  directly to one or more purchasers;
  through agents;
  through agreements with broker-dealers, who may agree with the selling securityholder to sell a specified number of such shares of common stock at a stipulated price per share; and
  a combination of any such methods of sale.

The selling securityholder may, from time to time, pledge or grant a security interest in some shares of our common stock owned by it and, if the selling securityholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such shares of common stock from time to time under this prospectus, or under an amendment or supplement to this prospectus amending the list of the selling securityholders to include the pledgee, transferee or other successors in interest as the selling securityholder under this prospectus. The selling securityholder also may transfer shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

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In connection with the sale of shares of our common stock or interests therein, the selling securityholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling securityholder may also sell shares of our common stock short and deliver these securities to close out its short positions, or loan or pledge shares of our common stock to broker-dealers that in turn may sell these securities. The selling securityholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares of our common stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling securityholder from the sale of shares of our common stock offered by it will be the purchase price of such shares of our common stock less discounts or commissions, if any. The selling securityholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of shares of our common stock to be made directly or through agents. We will not receive any of the proceeds from any offering by the selling securityholder.

At the time a particular offering of securities is made, a prospectus supplement, if required, will be distributed, which will set forth the name of the selling securityholder, the aggregate amount of securities being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling securityholder and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers. We may suspend the sale of securities by the selling securityholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

The selling securityholder also may in the future resell a portion of our common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or pursuant to other available exemptions from the registration requirements of the Securities Act.

The selling securityholder and any underwriters, broker-dealers or agents that participate in the sale of shares of our common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of shares of our common stock may be underwriting discounts and commissions under the Securities Act. If any selling securityholder is an “underwriter” within the meaning of Section 2(11) of the Securities Act, then the selling securityholder will be subject to the prospectus delivery requirements of the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us and the selling securityholder, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

To the extent required, our common stock to be sold, the purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable discounts, commissions, concessions or other compensation with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

To facilitate the offering of shares of our common stock offered by the selling securityholder, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. This may include over-allotments or short sales, which involve the sale by persons participating in the offering of more shares of common stock than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of our common stock by bidding for or purchasing shares of common stock in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if shares of common stock sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

Under the 2024 Subscription Agreements and the EAH Warrant Agreement, we have agreed to indemnify the selling securityholder party thereto against certain liabilities that they may incur in connection with the sale of the securities registered hereunder, including liabilities under the Securities Act, and to contribute to payments that the selling securityholder may be required to make with respect thereto. In addition, we and the selling securityholder may agree to indemnify any underwriter, broker-dealer or agent against certain liabilities related to the selling of the securities, including liabilities arising under the Securities Act.

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Under the 2024 Subscription Agreements and the EAH Warrant Agreement, we have generally agreed to maintain the effectiveness of this registration statement until the earliest of (i) the date when the subscriber parties thereto cease to hold any securities covered by such agreements, (ii) the date all securities held by the subscriber parties thereto may be sold without any restrictions under Rule 144 or (iii) when such securities shall have ceased to be outstanding or (iv) three (3) years from the date of effectiveness of this registration statement. We have agreed to pay all expenses in connection with this offering, other than underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses. The selling securityholder will pay, on a pro rata basis, any underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses relating to the offering.

The selling securityholder may use this prospectus in connection with resales of shares of our common stock. This prospectus and any accompanying prospectus supplement will identify the terms of our common stock and any material relationships between us and the selling securityholder. The selling securityholder may be deemed to be an underwriter under the Securities Act in connection with shares of our common stock it resells and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act. Unless otherwise set forth in a prospectus supplement, the selling securityholder will receive all of the net proceeds from the resale of shares of our common stock.

The selling securityholder may elect to make an in-kind distribution of common stock to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus. To the extent that such members, partners or shareholders are not affiliates of ours, such members, partners or shareholders would thereby receive freely tradable shares of common stock pursuant to the distribution through a registration statement.

We are required to pay all fees and expenses incident to the registration of shares of our common stock to be offered and sold pursuant to this prospectus.

LEGAL MATTERS

Unless otherwise indicated in any accompanying prospectus supplement, Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York will provide opinions regarding the authorization and validity of the shares of our common stock, and Lefosse Advogados will provide opinions regarding the validity of our BDRs. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York may also provide opinions regarding certain other matters. Any underwriters will be advised about legal matters by their own counsel, which will be named in an accompanying prospectus supplement.

EXPERTS

The consolidated financial statements of Eve Holding, Inc. as of December 31, 2024 and 2023, and for each of the years in the three-year period ended December 31, 2024, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

We file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC, including the filings that are incorporated by reference in this prospectus and any accompanying prospectus supplement, are available to the public on the SEC’s website at www.sec.gov. Those filings will also be available to the public on, or accessible through, our corporate website at www.eveairmobility.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not incorporated by reference and is not part of this prospectus or any accompanying prospectus supplement.

The rules of the SEC allow us to incorporate by reference into this prospectus and any accompanying prospectus supplement the information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus and any accompanying prospectus supplement, except for any information superseded by information contained directly in this prospectus, any accompanying prospectus supplement, any subsequently filed document deemed incorporated by reference or any free writing prospectus prepared by or on behalf of us. This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that we have previously filed with the SEC (other than information deemed furnished and not filed in accordance with SEC rules, including Items 2.02 and 7.01 of Form 8-K).

  Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed on March 11, 2025;
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed on May 12, 2025;
  The portions of the Definitive Proxy Statement on Schedule 14A, filed on April 9, 2025, that are incorporated by reference into the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024; and
  The description of securities set forth in the Description of Securities, filed as Exhibit 4.3 to the Company’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024.
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All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, shall be deemed to be incorporated herein by reference. We are not, however, incorporating by reference any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated by reference in this prospectus but not delivered with this prospectus. You should direct requests for those documents to Eve Holding, Inc., 1400 General Aviation Drive, Melbourne, FL 32935, Attention: Simone Galvao De Oliveira (telephone: (321) 751-5050). Exhibits to any documents incorporated by reference in this prospectus will not be sent, however, unless those exhibits have specifically been incorporated by reference into such documents.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses payable by us in connection with the offer and sale of the securities being registered hereby.

Expenses of Issuance and Distribution		Amount to be Paid
SEC registration fee	$	**
FINRA filing fee		*
Transfer agent, trustee and registrar fees		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous expenses		*
Total	$	**

*

Fees and expenses (other than the SEC registration fee to be paid upon the filing of this registration statement) will depend on the number and nature of the offerings, and cannot be estimated at this time. An estimate of the aggregate expenses in connection with the issuance and distribution of securities being offered will be included in any applicable prospectus supplement.

**	To be filed by amendment.

We will bear all costs, expenses and fees in connection with the registration of the securities being registered hereby, including with regard to compliance with state securities or “blue sky” laws. The selling securityholder, however, will bear all underwriting commissions and discounts, if any, attributable to their sale of shares of common stock.

Item 15. Indemnification of Directors and Officers.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

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Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Additionally, our Charter limits the liability of our directors to the fullest extent permitted by the DGCL, and our Charter and Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law. We have entered into separate indemnification agreements with our directors and executive officers. These agreements, among other things, require us to indemnify our directors and executive officers for certain liabilities and expenses, reasonable attorneys’ fees and all other direct or indirect costs, expenses and obligations, including judgments, fines, penalties, interest, appeal bonds, amounts paid in settlement with the approval of the Company, counsel fees and disbursements (including, without limitation, experts’ fees, court costs, retainers, appeal bond premiums, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) and other fees (including, among others, witness fees, travel expenses and fees of private investigators and professional advisors, actually paid or incurred in connection with investigating, prosecuting, defending, being a witness in or participating in any Claim relating to any Indemnifiable Event (as such terms are defined in each indemnification agreement)) incurred by a director or executive officer in any action or proceeding related to the fact that such person is or was a director, officer or fiduciary of the Company, or is or was serving on behalf of the Company or at the request of the Company as a director, officer or fiduciary or similar capacity, of another company. The indemnification agreements also require us, if so requested, to advance all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third- party claims against us and may reduce the amount of money available to us.

Item 16. Exhibits.

The Exhibits listed on the accompanying Exhibit Index immediately preceding the signature pages hereto are incorporated by reference as if fully set forth herein.

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Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that clauses (i), (ii) and (iii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(2)    that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)  that, for the purpose of determining liability under the Securities Act of any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5)   that, for the purpose of determining liability of the registrant under the Securities Act to any such purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; and

(iii)the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

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The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) of the Trust Indenture Act.

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EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement(a)
4.1

Second Amended and Restated Certificate of Incorporation of Eve Holding, Inc. (filed as Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 11, 2025 and incorporated herein by reference)

4.2

Amended and Restated Bylaws of Eve Holding, Inc. (filed as Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 11, 2025 and incorporated herein by reference)

4.3

Specimen Common Stock Certificate (filed as Exhibit 4.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 11, 2025 and incorporated herein by reference)

4.4

Business Combination Agreement, dated as of December 21, 2021, by and among Zanite Acquisition Corp., Embraer S.A., EVE UAM, LLC and Embraer Aircraft Holding, Inc. (filed as Exhibit 2.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 11, 2025 and incorporated herein by reference)

4.5

Warrant Agreement, dated as of November 16, 2020, by and between Zanite Acquisition Corp. and Continental Stock Transfer & Trust Company (filed as Exhibit 4.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 11, 2025 and incorporated herein by reference)

4.6

Amended and Restated Registration Rights Agreement, dated as of May 9, 2022, by and among Embraer Aircraft Holding, Inc., Zanite Sponsor LLC and certain other parties thereto (filed as Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 11, 2025 and incorporated herein by reference)

4.7

Eve Holding, Inc. 2022 Stock Incentive Plan (filed as Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 11, 2025 and incorporated herein by reference)

4.8

Form of Strategic Warrant Agreement Number 1, dated as of December 21, 2021 (filed as Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 11, 2025 and incorporated herein by reference)

4.9

Form of Strategic Warrant Agreement Number 2, dated as of December 21, 2021 (filed as Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 11, 2025 and incorporated herein by reference)

4.10

Form of Strategic Warrant Agreement Number 3, dated as of December 21, 2021 (filed as Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 11, 2025 and incorporated herein by reference)

4.11

Form of Warrant Agreement by and among Eve Holding, Inc. and investors (filed as Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 11, 2025 and incorporated herein by reference)

4.12

Form of Warrant Exchange Agreement by and among Eve Holding, Inc and investors (filed as Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 11, 2025 and incorporated herein by reference)

4.13

Employment Agreement, dated as of September 14, 2021, by and among Eve Holding, Inc., Embraer Aircraft Holding, Inc., Embraer S.A. (solely with respect to Section 11 thereof) and Gerard J. DeMuro (filed as Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 11, 2025 and incorporated herein by reference)

4.14

Form of Subscription Agreement, dated as of December 21, 2021 (filed as Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 11, 2025 and incorporated herein by reference)

4.15

Amendment to the Subscription Agreement with Embraer Aircraft Holding, Inc., dated as of April 4, 2022 (filed as Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 11, 2025 and incorporated herein by reference)

4.16

Subscription Agreement, dated as of September 1, 2022, by and between Eve Holding, Inc. and United Airlines Ventures, Ltd. (filed as Exhibit 10.23 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 11, 2025 and incorporated herein by reference)

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4.17

Form of Subscription Agreement by and among Eve Holding, Inc. and investors (filed as Exhibit 10.24 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 11, 2025 and incorporated herein by reference)

4.18

Warrant Agreement, dated as of September 1, 2022, by and between Eve Holding, Inc. and United Airlines Ventures, Ltd. (filed as Exhibit 10.25 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 11, 2025 and incorporated herein by reference)

4.19	Deposit Agreement for Brazilian Depositary Receipts (BDRs), dated as of March 12, 2025, between Banco Bradesco S.A. and Eve Holding, Inc.(a)
4.20	Form of Indenture(a)
4.21	Form of Debt Security(a)
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP(a)
5.2	Opinion of Lefosse Advogados(a)
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP Regarding Tax Matters(a)
23.1	Consent of KPMG LLP(a)
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)(a)
24.1	Power of Attorney (included in signature page)(a)
25.1	Form T-1 Statement of Eligibility of Trustee under the Trust Indenture Act of 1939*
107	Filing Fee Table(a)

(a)      To be filed by amendment to the registration statement or incorporated by reference from documents filed or to be filed with the SEC under the Exchange Act.

(b)      Filed herewith.

*        To be filed pursuant to Section 305(b)(2) of the U.S. Trust Indenture Act of 1939, as applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Eve Holding, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Melbourne, Florida, on           , 2025.

EVE HOLDING, INC.

By:
	Name:	Johann Bordais
	Title:	Chief Executive Officer

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POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Johann Bordais and Eduardo Couto, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution for him or her in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this registration statement and (ii) any registration statement or post-effective amendment thereto to be filed with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer	, 2025
Johann Bordais	(Principal Executive Officer)

	Chief Financial Officer	, 2025
Eduardo Couto	(Principal Financial and Accounting Officer)

	Director	, 2025
Luis Carlos Affonso

	Director	, 2025
Gerard J. DeMuro

	Director	, 2025
Michael Amalfitano

	Director	, 2025
Marion Clifton Blakey

	Director	, 2025
Maria Cordón

	Director	, 2025
Paul Eremenko

	Director	, 2025
Sergio Pedreiro

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